UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2020

333-206723
(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On April 23rd, P.V. Nano Cell Ltd. (the “Company”) announced it has appointed Mr. Dov Farkash as its Active Chairman of the Board of Directors (“Board”) commencing April 19, 2020. Dr. Fernando de la Vega has resigned from his role as Chairman of the Board and will continue to serve as a Director of the Board as well as the CEO of the Company. The Company issued a press release titled PV Nano Cell Appoints Mr. Dov Farkash as its New Active Chairman of the Board on this respect.

Refer to our web site https://ir.pvnanocell.com/board-of-directors for Mr. Dov Farkash CV.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	PV Nano Cell Appoints Mr. Dov Farkash as its New Active Chairman of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date May 5th, 2020	By:	/s/ Dr. Fernando de la Vega
Name: Dr. Fernando de la Vega Title: Chief Executive Officer

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